Mail Stop 3628

June 1, 2009

Via U.S. Mail and Facsimile (925-235-1096)

Mr. Chip Patterson
Senior Vice President and General Counsel
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

> Re: **BellaVista Capital, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 26, 2009 by MacKenzie Patterson Fuller, LP**
> **File No. 000-30507**
>
> **Soliciting Materials pursuant to Rule 14a-12**
> **Filed on May 12, 2009 by MacKenzie Patterson Fuller, LP**

Dear Mr. Patterson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Preliminary Proxy Statement

Certain Relationships and Related Transactions, page 8

1.   We refer to comment 10 of our prior letter. Please advise why you continue to qualify the disclosure in paragraph 2 of this section by knowledge of MPF.

Soliciting Materials pursuant to Rule 14a-12

2.   We note your response to comment 14 of our prior letter. The information you have provided does not satisfy the disclosure standard enunciated in the notes to Rule 14a-9. For example, we note the following:

- You have not supported your assertion that current management has caused a "catastrophic destruction in value" and "squandered 73% of the value" of shareholders' investment in BellaVista. A decline in share price alone, even if dramatic, is not always indicative of the kind of causal relationship you posit.

- In support of your assertion that MPF is a "proven winner," you claim that MPF has never failed to return an investment fund's original capital to investors. Please support this assertion. Please also explain how a return of original capital leads to the conclusion that MPF is a "proven winner." You should also explain how MPF's performance for its own investors translates to performance for BellaVista investors. Given MPF's current proposal to manage BellaVista, these two constituencies can easily be seen as having competing interests.

- In support of your assertion that you will reduce general and administrative expenses by nearly 40% from the past year and related statements, you have not provided a quantification of any of these costs, tied to BellaVista's financial statements. You have also not indicated whether this claimed cost savings will remain constant over the life of the contract, or is in fact likely to decrease in future years, taking into account, for instance, the impact on the value of a shareholders' interest attributable to the stock option grant to MPF contemplated by the proposed management contract.

Please provide us with additional factual support for the statements we have identified. Alternatively, you may publicly retract these statements.

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As appropriate, please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions